OPERATING AGREEMENT OF RIPE LLC

A California Limited Liability Company

Effective Date: May 5, 2026

This Operating Agreement (“Agreement”) is entered into by and among the Members of RIPE LLC (the “Company”), a California limited liability company.

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1. FORMATION

The Members formed the Company as a California limited liability company by filing Articles of Organization with the California Secretary of State.

The name of the Company shall be:

RIPE LLC

The principal business of the Company is the development, production, financing, distribution, marketing, and exploitation of motion pictures, television, media projects, and related intellectual property, including the feature film currently titled “RIPE!” and related derivative works.

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2. MEMBERS

The Members of the Company are:

- Olivia Mitchell
- Kerry Furrh

Additional Members may be admitted upon approval of the Managers and pursuant to such terms as determined by the Company.

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3. MANAGEMENT

The Company shall be manager-managed.

The Managers of the Company shall initially be:

- Olivia Mitchell
- Kerry Furrh

The Managers shall have full authority to:

- enter into agreements
- hire contractors and employees
- raise financing
- negotiate investor arrangements
- open bank accounts
- engage legal and accounting services
- negotiate production and distribution agreements
- approve budgets
- manage intellectual property
- structure coproduction arrangements
- create affiliated entities
- pursue tax incentives and rebates
- conduct all activities related to the business of the Company

Except as otherwise stated herein, decisions of the Managers shall require mutual approval.

The Managers may appoint producers, executive producers, officers, advisors, representatives, or other authorized agents on behalf of the Company.

Creative control over the development, production, edit, marketing, and exploitation of Company projects shall remain with the Managers unless otherwise agreed in writing.

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4. OWNERSHIP INTERESTS

Initial ownership interests shall be:

- Olivia Mitchell — 50%
- Kerry Furrh — 50%

Ownership percentages may be amended in writing by the Members.

The Company may create additional classes or series of membership interests, profit participation interests, contractual participation rights, or financing structures in connection with future financing activities.

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5. CAPITAL CONTRIBUTIONS

Members may contribute cash, intellectual property, services, creative materials, deferred compensation, or other agreed contributions to the Company.

No Member shall be required to make additional capital contributions unless agreed in writing.

The Company may enter into deferred compensation arrangements with Members, contractors, cast, crew, producers, or other participants.

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6. PROFITS, LOSSES, AND DISTRIBUTIONS

Profits and losses shall initially be allocated in proportion to ownership interests unless otherwise modified by financing agreements, investor agreements, production agreements, or amendments to this Agreement.

Distributions shall be made at such times and in such amounts as determined by the Managers.

The Company may establish separate investor participation structures, waterfalls, preferred returns, rebates, grants, incentives, financing pools, or other economic arrangements in future agreements.

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7. INTELLECTUAL PROPERTY

The Company may acquire, license, assign, option, transfer, exploit, or otherwise manage intellectual property rights as necessary for development, financing, production, distribution, marketing, merchandising, or exploitation of Company projects.

All rights, title, and interest in and to the motion picture project currently titled “RIPE!”, including screenplays, drafts, concepts, artwork, marketing materials, derivative works,

and related intellectual property developed for the project, may be assigned to and owned by the Company pursuant to separate written assignment agreements.

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8. COPRODUCTION AND AFFILIATED ENTITIES

The Company may form or participate in affiliated entities, subsidiaries, special purpose vehicles, foreign entities, coproduction structures, financing vehicles, or joint ventures in connection with financing, production, tax incentives, distribution, or exploitation of Company projects.

The Managers are authorized to structure production and financing arrangements in a manner intended to maximize available tax credits, rebates, grants, subsidies, and production incentives in any jurisdiction.

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9. LIMITATION OF LIABILITY

No Member or Manager shall be personally liable for the debts, obligations, or liabilities of the Company except as required by law.

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10. BOOKS, RECORDS, AND BANKING

The Company shall maintain complete books and records.

Company funds shall be maintained separately from personal funds.

The Managers may open bank accounts in the name of the Company.

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11. TAX TREATMENT

The Members intend for the Company to be treated as a partnership for federal and state tax purposes unless otherwise elected.

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12. AMENDMENTS

This Agreement may be amended by written approval of the Members.

The Managers may make non-material administrative amendments as reasonably necessary for financing, production, legal compliance, banking, investor relations, tax matters, coproduction arrangements, or regulatory requirements.

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13. DISSOLUTION

The Company may be dissolved upon:

- written agreement of the Members
- sale of substantially all Company assets
- completion and final exploitation of Company projects
- operation of law

Upon dissolution, Company assets shall be distributed in accordance with applicable law and any applicable financing or distribution agreements.

SIGNATURES

Olivia Mitchell, Co-Founder

Date: 05/05/2026

Kerry Furrh, Co-Founder

Date: 05/05/2026